0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of October 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Hong Kong

Veolia Environnement wins a design-build-operate contract for a state-of the-art sludge treatment plant

Paris, October 5, 2010 – The Hong Kong Government has accepted the tender submitted by Veolia Environnement (Veolia Water and Veolia Environmental Services) to design, build and operate the sludge treatment plant in the western part of the New Territories of Hong Kong. The plant will treat the sewage sludge generated by Hong Kong’s eleven sewage treatment plants.

The plant will have a treatment capacity of 2,000 metric tons a day and will eventually produce over 20 MW of electricity. Construction will take 37 months and will be carried out by a consortium made up of Veolia Water (60%) and Leighton Asia (40%). Consolidated revenue will be 414 million euros for Veolia Environnement for the construction phase.

Project design and a significant part of the works will be carried out by Veolia Water Solutions & Technologies, the technological subsidiary of Veolia Water.

Operation of the plant, under a 15-year contract, will be jointly undertaken by Veolia Water and Veolia Environmental Services, and will generate average consolidated annual revenue of 20 million euros.

The main structures and equipment of the plant will include steam-producing incinerator boiler furnaces, turbines to convert the steam into electricity, and flue gas treatment lines that comply with the strictest emission standards.

As the plant is outside the urban area, a seawater desalination plant will be used to produce up to 600 cubic meters per day of potable water to supply its needs. In addition, the wastewater produced will be recycled on site using advanced processes; no discharges into the sea will be made at all, thus protecting the natural environment.

All these installations will be a good demonstration, both in terms of energy regeneration and environmental protection. At full capacity, the energy generated from the plant will exceed its needs and any surplus electricity can be exported to the power grid for external use. The site will be totally autonomous for its water and electricity needs.

As the Hong Kong Government wants the plant to be permanently open to the public, Veolia Environnement opted for a highly attractive architectural design, provided by French architects Vasconi.

The plant design incorporates a guided tour to visitors to facilitate their understanding the plant installations and the sludge treatment process.

The wavy shape of the building is inspired by the sea in front, and serves to integrate the plant into the surrounding landscape of wooded hills.
The visitors will be taken by electric buses operated by Veolia Transport to the environmental education center of the plant. From there, they can take a guided tour to a special gallery, and a landscaped, ecological garden displaying Hong Kong’s biodiversity as well as make use of spas, coffee shop with sea views and conference room.

In the center, the administrative building envelops the flue gas stacks and the top floor houses an observation deck to enjoy the views over Deep Bay and Shenzhen.

“We are very happy to be working with the Hong Kong Government to take up the challenge of dealing with the sludge from the territory’s eleven sewage treatment plants. They produce up to 800 metric tons of sludge a day at the moment, rising to 2,000 metric tons in the future,” said Antoine Frérot, the CEO of Veolia Environnement. “This project is the perfect illustration of our expertise as a player in sustainable development serving our clients,” he concluded.
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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the world reference in environmental services. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

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Analyst and institutional investor contact: Ronald Wasylec - Tel +33 1 71 75 12 23

US Investors contact Terri Anne Powers - Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 5, 2010

VEOLIA ENVIRONNEMENT
By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: General Secretrary